Exhibit 2

FOR IMMEDIATE RELEASE	29 February 2016

WPP PLC (“WPP”)

Millward Brown agrees to acquire marketing analytics company Analytics Quotient

WPP announces that its operating network Millward Brown, a global leader in brand, media and communications research, has agreed to acquire the business operations of Analytics Quotient (“AQ”), a marketing analytics company that extracts insights from data to help clients define their marketing strategies. AQ also builds data visualization tools and custom analytics solutions to help clients slice, dice, simulate and monitor business data.

AQ employs around 400 people and works with some of the world’s largest CPG, retail and hospitality brands. Founded in Bangalore, India in 2008, the company also has offices in London, and in the US in Norwalk, CT, Atlanta, GA and Bentonville, AR. AQ’s unaudited revenues for the year-ended December 31, 2015 were approximately US$12.3 million with assets of US$9.5 million as at the same date.

AQ will become part of Millward Brown Analytics, a Kantar brand focused on using connected data intelligence to unlock insights that help clients drive growth.

Millward Brown is part of Kantar, which is the data investment management arm of WPP and one of the world’s largest insight, information and consultancy groups. By connecting the diverse talents of its 12 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 30,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at each and every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

This acquisition continues WPP’s strategy of investing in important markets and sectors and strengthening its capabilities in digital and data investment management businesses. Worldwide, WPP’s data investment management companies (including associates and investments) collectively generate revenues of almost US$5 billion and employ over 36,000 people.

Contact:

Feona McEwan, WPP	+ 44 (0) 207 408 2204
Belinda Rabano	+ 86 1360 107 8488